SinoCoking Coal and Coke Chemical Industries, Inc.
Kuanggong Road and Tiyu Road 10th Floor,
Chengshi Xin Yong She, Tiyu Road, Xinhua District,
Pingdingshan, Henan Province, China 467000

January 11, 2012

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SinoCoking Coal and Coke Chemical Industries, Inc.
Registration Statement on Form S-3
Filed December 5, 2011
File No. 333-178325

Dear Ms. Long:

SinoCoking Coal and Coke Chemical Industries, Inc. (“We” or the “Company”) is hereby responding to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by comment letter dated December 19, 2011 (the “Comment Letter”) regarding the Company’s Registration Statement on From S-3 (the “Registration Statement”).

Contemporaneous with this submission we are filing a complete copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) reflecting the responses of the Company below.

By Federal Express, the Company is furnishing the Staff with three marked courtesy copies of Amendment No. 1.

In order to facilitate your review we have responded to each of the comments set forth in the Comment Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.

Prospectus' Outside Front Cover Page

1.	Provide the information specified by Instruction 7 to General Instruction I.B.6. of Form S-3.

Company response: Changes in response to the Staff’s comment have been made on the front cover page of Amendment No. 1.

Exhibit 5.1

2.
The statements that the opinion of Loeb & Loeb LLP is filed as exhibit 5.2 and that the opinion of Barnett, Bolt, Kirkwood, Long & McBride, P.A. is filed as exhibit 5.1 are inconsistent with the exhibit numbers of the exhibits in the exhibit table and with the exhibit numbers of the exhibits on the EDGAR system. Please revise.

Company response: Changes in response to the Staff’s comment have been made to the legal opinion of Loeb & Loeb LLP.

Exhibit 5.2

3.	The statement under 3.a. is an inappropriate qualification and limitation. Please revise.

Company response: Changes in response to the Staff’s comment have been made to the legal opinion of Barnett, Bolt, Kirkwood, Long & McBride, P.A.

4.
We note the statement "This opinion letter is rendered for the benefit of the Corporation and its securities counsel, Loeb & Loeb LLP, and no other person or entity is entitled to rely on this opinion letter." Since purchasers of the securities in the offering are entitled to rely on the opinion, please revise.

Company response: Changes in response to the Staff’s comment have been made to the legal opinion of Barnett, Bolt, Kirkwood, Long & McBride, P.A.

We acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or Eric Doering of Loeb & Loeb LLP, at (212) 407-4214, if you have any questions.

Sincerely,

SinoCoking Coal and Coke Chemical Industries, Inc.

/s/ Jianhua Lv
Jianhua Lv, Chief Executive Officer

cc: Mitchell S. Nussbaum